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                                                             Exhibit Number (99)
                                                            To 3/31/98 Form 10-Q

William A Osborn
Annual Shareholders Meeting
April 21, 1998

1997 was an outstanding year for Northern Trust. This was our tenth consecutive year of record earnings with net income growing 20% to $309.4 million. Both of our businesses, Personal Financial Services and Corporate & Institutional Services, experienced record new business. This strong new business performance fueled the 17% growth in revenues for 1997. As a result, we had excellent performance against all of our strategic financial targets. Our return on equity of 20.2% exceeded our target range of 18-20% and was the highest in the decade of the 90's. Earnings per share grew 20% which is double our minimum target level and ahead of last year's excellent performance. As you may recall, at last year's meeting, we announced that we were increasing our productivity target to 160% from the long standing 150% target level. We are making excellent progress toward this new goal. In 1997, our productivity ratio was 158%. This means that for every $1.00 in expenses we brought in $1.58 in revenues. And as you will see shortly, we achieved our new target of 160% for the first time with our strong first quarter performance.

1997 also marked a significant milestone for us. Our trust assets reached $1 trillion for the first time. It is now necessary for us to keep track of trust assets in increments of $100 billion. In 1997, trust assets grew $340 billion or 41%. Just ten years ago, we had $100 billion in trust assets for the whole corporation. Now, our Personal Trust business alone has over $100 billion in
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assets under administration. Of the total $1.2 trillion today, we have $216 billion in assets under management - $65 billion in Personal Financial Services and $151 billion in Corporate & Institutional Services. Assets under management grew $73 billion in 1997 and are up $20 billion so far in 1998. Strong new business and favorable equity markets have fueled this asset growth. Total trust new business (recurring) fees for 1997 were $120 million which represents 33% growth from 1996.

Northern's success comes from a very unique and highly focused business strategy. We are in just two businesses: Personal Financial Services and Corporate and Institutional Services. Our strong commitment to and investment in these two businesses is very understandable when you see the even balance between them as measured by the revenue contribution. Corporate and Institutional Services accounted for 48% of total corporate revenues in 1997. In this business, we administer and manage global investment asset pools and provide corporate banking services for corporate and institutional clients worldwide. Northern is able to offer a comprehensive array of retirement plan, global custody, investment, treasury management, credit and risk management products and services. We are one of six major custodians competing for this business. In Personal Financial Services, which accounted for 50% of total revenues, we provide trust, investment management, and private banking services to individuals in targeted high growth, affluent markets. Our PFS business has achieved excellent growth and we expect this to continue. We see our target market growing dramatically in the next few years. As we approach the next century, the U.S. population is expected to grow 1.0% annually. By contrast, the affluent
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segment is expected to grow at almost 10 times that rate - at 9.6% annually. The
Super Wealthy segment (over $5 million in assets) is expected to grow even faster at 13%. Our PFS strategy is aimed at providing products and services to this growing segment of affluent individuals. In our Wealth Management group, we provide products and services to wealthy families with assets typically exceeding $100 million. This segment is also experiencing significant growth. To demonstrate this fact, in 1985, there were 88 families worth over $500 million in the Forbes 400. In 1996, this number grew to 337. This translates to a 14% compound annual growth rate.

Personal Financial Services

We opened 5 new PFS office locations in 1997. These included two in California:
Montecito and LaJolla and one in northwest Tucson in Arizona. In addition, we opened two new locations in Florida: Tampa and the Doral section of Miami. That brings to 62 the total number of offices that we have in our Personal Financial Services network. And for 1998, we are very excited to be adding two new states to our existing five - Colorado and Michigan. First, we are in the process of acquiring the Trust Bank of Colorado in Denver. This acquisition is expected to close in mid to late May and will give us access to the attractive Denver market. We are also in the process of opening an office in Bloomfield Hills, MI, which is an upscale suburb of Detroit. This office is expected to be open in the third quarter of this year and we are pleased that Fred Adams, former senior executive from NBD, will be heading our Michigan operation. In addition to these two new states, we are planning three new Illinois locations to open later this year: Hinsdale, Glenview and Chicago West (Logan Square), and a new location
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just north of Sarasota, Florida (Lakewood Ranch). That will bring our total to
68 office locations in 7 states.

Corporate and Institutional Services

In our Corporate and Institutional Business, we are focused on three key initiatives. First, the expansion of Investment Services. Our extensive global client base increasingly demands more product capabilities. In February of this year, Steve Timbers joined Northern in the newly created position of President of Northern Trust Global Investments. Steve has responsibility for all of Northern's investment activities at the corporate level and will provide additional leadership to expand our strategic investment capabilities. In December of last year, we completed the acquisition of ANB Investment Management and Trust Company. Now known as Northern Trust Quantitative Advisors, this new subsidiary expanded our capabilities in passive investment management and index funds. This was a natural complement to our strong and growing investment business. We are also focused on increasing clients and services in the international arena. Northern continues to be one of the top global custodians in the world. Over the past several years, we have expanded our international presence with offices in Montreal, Hong Kong and Singapore. We provide products and services to clients in 34 different countries and our clients are able to invest in 76 markets worldwide through our ever expanding subcustodian network. In 1997, International Services experienced the strongest new business growth of all the C&IS market segments. Our Foreign Exchange group had a phenomenal year with 78% growth in foreign exchange trading profits and Northern now ranks among the top ten U.S. banks in FX revenues and
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actively trades in 56 currencies. Another initiative is managing the product mix in client relationships. While custody, credit services, recordkeeping and treasury management are core products that allow us to capture clients' assets, managing the mix of products that clients purchase is the key to client profitability. With the depth and breadth of our product offerings, we can be the MasterSource for our clients. They can look to Northern to provide integrated solutions worldwide. This slide shows you the services we provide to clients to meet their needs. Our ability to move clients from the inner core through the outer rings of services is key to our success going forward. The services on the outer ring of this diagram have higher margins and drive relationship profitability.

The momentum from 1997 has carried forward into 1998. Yesterday, we announced first quarter earnings. Trust fees were up 22% from the first quarter of 1998 and FX revenues posted a strong 37% gain. Total revenues for the first quarter grew 17% from the same period in 1997 and total expenses grew at a slower rate of 14%. This 3% operating leverage allowed more revenue to fall to the bottom line. This resulted in net income for the first quarter of $85 million, which was up 18% from a year ago. Earnings per share were also up 18% to $0.73. These strong earnings resulted in return on equity of 20.7%, well ahead of our 18-20% strategic target range. And, as I mentioned earlier, our productivity ratio reached 160% for the first time ever. Just one year ago, we raised that goal from 150% to 160%.

Our exceptional financial performance has resulted in extraordinary performance of our stock price over the last few years. In the twelve months
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of 1997 alone, our stock price rose 92% and was the second highest performing institution of the top 35 banks in the country. Over the past five years, the stock price has increased 232%. If you had invested $100 on January 1, 1993, your investment would have grown to $332 by the end of 1997. That is just on price alone and does not take into account the dividends earned on those shares over time. This performance speaks for itself.

In summary, 1997 marked the tenth consecutive year of record earnings for the corporation and 1998 is off to an excellent start. I would like to thank our employees - over 7,700 worldwide - for their extraordinary hard work. I would also like to thank our directors for their counsel, advise and wisdom and our clients for their confidence and trust in placing their business with us. Our confidence in Northern's strategic opportunities continues to be high. We are optimistic that we can continue to deliver a consistently strong operating performance to you, our shareholders.